Atlas south sea pearl

ABN 32 009 220 053

6th June 2006

The Manager
Australian Stock Exchange Ltd
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: Dividend Timetable Amendment

Further to an announcement made on 30th May 2006 to the Exchange, the Company would like to advise that the ex-dividend date for the upcoming divided will be Friday 9th June and not Monday 12th June as previously advised. All other dates remain valid and a summary of this is as follows:

Ex-Divided Date	9th June 2006
Record Date	16th June 2006
Payment Date	26th June 2006

Yours faithfully

SIMON ADAMS
Company Secretary

43 York Street, Subiaco, WA 6008, Australia • PO Box 8015, Subiaco, WA 6008, Australia
Telephone: (61) (8) 9380 9444 • Facsimile: (61) (8) 9380 9970 • Website: http://www.atlaspacific.com.au • Email: atlas@atlaspacific.com.au